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11016051

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
14

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 27663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid Atlantic Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Waterfront Place, Suite 510
(No. and Street)

Pittsburgh (City) Pennsylvania (State) 15222-6368 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph F. Banco (412) 391-7077
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Dr. Suite 800 (Address) Pittsburgh (City) Pennsylvania (State) 15237 (Zip Code)

SEC MAIL PROCESSING
RECEIVED
FEB 25 2011
WASH, D.C. 200 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph F. Banco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid Atlantic Capital Corporation, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Jean Nalesnick, Notary Public
Dormont Boro, Allegheny County
My Commission Expires Nov. 12, 2012
Member, Pennsylvania Association of Notaries

Notary Public

Signature

Chief Financial Officer/ Principal Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

Lally & Co.

CPAs and Business Advisors

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Mid Atlantic Financial Management, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying balance sheets of **Mid Atlantic Financial Management, Inc.**, (the "Company") a wholly owned subsidiary of Mid Atlantic Capital Group, Inc. as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Mid Atlantic Financial Management, Inc.** at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Lally & Co., LLC

February 4, 2011

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
BALANCE SHEETS
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
Current Assets		
Cash	$ 456,843	$ 379,927
Accounts Receivable	75,439	180,130
Receivable from Parent Company	390,751	269,776
Other Current Assets	396,569	241,448
Total Current Assets	1,319,602	1,071,281
Property and Equipment - Net	-	-
Partnership Investments - At Fair Value	82,061	89,282
Total Assets	$ 1,401,663	$ 1,160,563
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts Payable	$ 424,818	$ 377,486
Deferred Revenue	488,682	323,777
Other Accrued Expenses	41,865	35,575
Total Current Liabilities	955,365	736,838
Stockholder's Equity		
Common Stock - $1 Par Value; 100 Shares Authorized, Issued and Outstanding	100	100
Additional Paid-In Capital	628,878	628,878
Accumulated Deficit	(182,680)	(205,253)
Total Stockholder's Equity	446,298	423,725
Total Liabilities and Stockholder's Equity	$ 1,401,663	$ 1,160,563

The accompanying notes are an integral part of these financial statements.

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUE		
Investment Advisory Fees	$ 7,397,939	$ 5,770,076
OPERATING EXPENSES		
Associated Persons and Solicitor Compensation	4,482,705	3,213,907
Investment Manager Fees	971,071	862,973
General and Administrative Expenses	1,929,748	1,646,424
Total Operating Expenses	7,383,524	5,723,304
Income From Operations	14,415	46,772
Other Income		
Interest and Investment Income	8,158	13,090
Net Income	$ 22,573	$ 59,862

The accompanying notes are an integral part of these financial statements.

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance - December 31, 2008	$ 100	$ 628,878	$ (265,115)	$ 363,863
Net Income	-	-	59,862	59,862
Balance - December 31, 2009	100	628,878	(205,253)	423,725
Net Income	-	-	22,573	22,573
Balance - December 31, 2010	$ 100	$ 628,878	$ (182,680)	$ 446,298

The accompanying notes are an integral part of these financial statements.

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
OPERATING ACTIVITIES		
Net Income	$ 22,573	$ 59,862
Noncash Items Included in Net Income		
Investment Income	(7,690)	(13,008)
Changes In		
Accounts Receivable and Other Current Assets	(50,430)	(154,116)
Accounts Payable and Other Accrued Expenses	53,622	341,892
Deferred Revenue	164,905	34,964
Net Cash From Operating Activities	182,980	269,594
INVESTING ACTIVITIES		
Proceeds From Redemption of Investments	14,911	-
(Advances to) and Repayments From Parent Company	(120,975)	41,706
Net Cash From Investing Activities	(106,064)	41,706
Net Increase in Cash	76,916	311,300
Cash - Beginning	379,927	68,627
Cash - Ending	$ 456,843	$ 379,927

The accompanying notes are an integral part of these financial statements.

1 - ORGANIZATION

Mid Atlantic Financial Management, Inc. (the "Company") was incorporated under the laws of the Commonwealth of Pennsylvania in September 1983. The Company is a wholly owned subsidiary of Mid Atlantic Capital Group, Inc. (the "Parent"), a Delaware corporation.

The Company operates as an investment advisor registered with the U.S. Securities and Exchange Commission. The Company is a qualified professional asset manager ("QPAM") and provides investment advice, financial planning, consulting, and administrative services primarily to individual investors located throughout the United States.

As a QPAM, the Company is required to maintain minimum capital requirements of $1 million as specified under the Investment Advisors Act of 1940 and Department of Labor Rules and Regulations. A company can satisfy the minimum capital requirement if an affiliate meets the minimum capital requirement and guarantees payment of the company's liabilities. The Company has met the minimum capital requirement through the minimum capital and a guarantee of the Company's liabilities by its Parent company.

2 - SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. The Company's significant estimates are primarily associated with the value of its partnership investments. Actual results could vary from the estimates that were used.

Revenue and Expense Recognition

Investment advisory fees charged to customers are billed quarterly, but are recognized as earned on a pro rata basis. Unearned fees are included in the accompanying balance sheets under the caption "Deferred Revenue."

Fees are paid to associated persons and solicitors based upon negotiated percentages of fees generated. Fees that have been paid, which relate to deferred revenues, are not recognized as expense until the related revenue is recognized as earned. These amounts are reflected in the accompanying balance sheets under the caption "Other Current Assets." Unpaid fees due to associated persons and solicitors are reflected in the accompanying balance sheets under the caption "Other Accrued Expenses".

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Concentrations of Credit Risk

The Company maintains cash balances at financial institutions located in Pennsylvania and Massachusetts. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, the Company's cash balances may exceed FDIC insured limits. The Company has not experienced any losses associated with these balances.

Accounts Receivable

The Company provides an allowance for doubtful accounts. In the opinion of management, all bad debts have been written off and no allowance was deemed necessary at December 31, 2010 and 2009.

Property and Equipment

Property and equipment is recorded at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. Expenditures that increase the economic useful lives of the assets are capitalized. General repairs and maintenance are charged to expense as incurred.

Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary of its Parent ("QSub") for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an S corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholder.

The Company follows the guidance of the FASB ASC Topic, *Income Taxes*. No amounts have been recognized within the financial statements for taxes, interest, or penalties relating to uncertain tax positions. In addition, the Company does not anticipate any changes to its tax positions within the next twelve months. In general, the prior three years' tax returns filed with various taxing agencies are open to examination.

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2010 and through February 4, 2011, the date the financial statements were available to be issued.

3 - PROPERTY AND EQUIPMENT

The Company's property and equipment consisted of the following at December 31:

	2010	2009
Furniture	$ 30,396	$ 30,396
Artwork	22,721	22,721
	53,117	53,117
Accumulated Depreciation	(53,117)	(53,117)
	$ -	$ -

There was no depreciation expense recognized in either 2010 or 2009.

4 - FAIR VALUE MEASUREMENTS

FASB ASC Topic, *Fair Value Measurements and Disclosures* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC Topic are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Valuations based on unadjusted quoted prices available in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

At December 31, 2010, the Company's financial assets consisted of investments in investment partnerships. Since the investment partnerships calculate and report a net asset value, the Company estimates the fair value of these entities using the net asset value as permitted by FASB ASC Topic, *Fair Value Measurement and Disclosures*. There have been no changes in the valuation methodologies used at December 31, 2010 and 2009.

4 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes the valuation of the assets by the fair value hierarchy as described above as of December 31:

	2010			
	Level 1	Level 2	Level 3	Total
Partnership Investments	$ -	$ 82,061	$ -	$ 82,061

	2009			
	Level 1	Level 2	Level 3	Total
Partnership Investments	$ -	$ 89,282	$ -	$ 89,282

5 - RELATED PARTY TRANSACTIONS

Overhead and Other Costs

The Company has entered into an agreement with its Parent concerning overhead costs. A significant portion of the Company's general and administrative expense consists of overhead cost allocations from its Parent. However, certain operating expenses specific to the Company are normally incurred and recognized directly by the Company. The Parent incurs the majority of payroll and related taxes, rents, office and other expenses on behalf of itself and its various subsidiaries (the "Group"). These overhead costs are shared by the subsidiaries based on an allocation of Group compensation among the Parent and its subsidiaries or by other cost allocation methods. The Company recognized payroll, rents, office, and other expenses under this overhead cost arrangement of approximately $1.7 million in 2010 and $1.5 million in 2009.

Investment Advisory Fees

The Company generally charges its clients an investment advisory fee calculated at a flat percentage of assets under management. Certain of these investment advisory fees are for periodic investment monitoring and reporting services, third party investment advisory charges, and investment transaction clearing and execution charges incurred by Mid Atlantic Capital Corporation, a registered securities broker-dealer, and a wholly owned subsidiary of the Parent. These expenses have been allocated to the Company through the Parent. For the years ended December 31, 2010 and 2009, these expenses totaled approximately $127,900 and $117,300, respectively.

5 - RELATED PARTY TRANSACTIONS (CONTINUED)

The Company holds investments in partnerships that have been organized by the Group. The Company charges quarterly management fees to these partnerships based on each limited partner's capital account. The ownership interest in these partnerships at December 31, 2010, approximate fees charged for 2010 and 2009, and approximate annual fee percentage is detailed as follows:

Partnership Name	Ownership Interest	2010 Annual Fee Charged	2009 Annual Fee Charged	Annual Fee %
Diversified Capital Partners (DCP)	.00%	$ 28,400	$ 36,300	1.95%
Mid Atlantic Securities Partnership (MASP)	.26%	54,900	47,600	.65%
Select Opportunity Fund, LP (Select)	.17%	311,800	226,200	.90%

Partnership Investments

Partnership Investments consist of various general partner ownership interests in DCP, MASP, and Select which are private investment partnerships. As the general partner of these partnerships, the Company has restrictions on when its general partnership interests can be sold.

During 2010, DCP was liquidated, and accordingly the ownership interest is listed above at .00%. The remaining investments are carried at fair value and totaled approximately $82,100 at December 31, 2010. The partnership investments had a fair value of approximately $89,300 at December 31, 2009.

Receivable From Parent Company

In the normal course of business, the Company may advance funds to the Parent company. These balances are non-interest bearing and have no fixed repayment terms.